Rental Agreement

This Rental Agreement is entered into between Wilfred L. Chipman of Vancouver ("the Owner") and Rotoblock Inc. a federally incorporated corporation of Canada.

WHEREAS the Owner, an electrical engineer and researcher, has over may years accumulated a vast number of tools, scientific instruments, books, office equipment and materials, hereinafter referred to as "equipment", to conduct research in various scientific areas, and

WHEREAS a portion of said equipment is located at suite #205, 1715 Cook Street in Vancouver ("the laboratory"); and,

WHEREAS the other portion of said equipment, tools and materials is being stored in 5, twenty foot containers across the street from the laboratory; and,

WHEREAS prior to August 1, 2003 the Owner has made available to the founders of Rotoblock Inc. the laboratory and the equipment at no charge for the purpose of meeting and improving the prototype Oscillating Piston Engine ("OPE") to where it will run again under its own power; and,

WHEREAS starting August 1st, 2003 the founders have started to pay for the lease of the laboratory and as part consideration for being given founder shares in Rotoblock Inc., the Owner, who also has an active part in working on the engine, has continued to use the equipment for working on the OPE.

NOW BE IT AGREED THAT for the consideration of $1.00 (One Dollar) and 35.7% of Rotoblock Inc. founder shares, the receipt and sufficiency is hereby acknowledged by the Owner, the Owner shall rent all the equipment to Rotoblock Inc. for a duration of 3 (three) years starting from the date of the execution of this agreement. This Agreement is valid only provided the Owner continues to be a contracted consultant to Rotoblock Inc. and that the Owner continues to have unlimited access to said equipment. It is understood that Rotoblock Inc. shall have unlimited access and usage to all such equipment including but not limited to:

-	Machine and hand tools
-	Scientific instruments
-	Test instruments
-	Materials (metals, fasteners etc.)
-	Electrical and electronic supplies
-	Office equipment, supplies
-	CAD equipment and plotters
-	Computers, monitors, printers etc.


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Rental Agreement cont'd

In the event Rotoblock Inc. sells the OPE technology outright and elects not to engage in research in the existing or any other location, using the subject equipment, prior to the expiration of the three year term mentioned above, this rental agreement shall become null and void and the Owner shall be at liberty to use and/or dispose of the equipment as he chooses.

Owner agrees to cooperate with Rotoblock Inc. in moving equipment stored in the 5 containers into the laboratory or to any other location as specified by Rotoblock Inc. and that Rotoblock Inc. will pay any and all charges relating to the moving and storing of said containers.

In the unforeseen event that the Owner elects to no longer take an active part in Rotoblock Inc., the Owner shall be entitled to remove equipment from the laboratory which, in the opinion and with the written consent of the CEO of Rotoblock Inc., is not required in the development and testing of the OPE by giving 30 (thirty) days written notice to Rotoblock Inc.


Executed in Vancouver this the 8th day of September, 2003

/s/ Wilfred L. Chipman
---------------------------
Wilfred L. Chipman "Owner"

Rotoblock Inc. per

/s/ Peter H. Scholl
---------------------------
Peter H. Scholl








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